1191 Second Avenue	206.389.4510
10th Floor	Fenwick.com
Seattle, WA 98101

Katherine K. Duncan
KDuncan@Fenwick.com I 206.389.4537

August 30, 2021
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, NE
Washington, DC 20549

Attention:	Stephen Kim
Rufus Decker
Donald Field
Mara Ransom

Re:	Remitly Global, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted July 21, 2021
CIK No. 0001782170
Ladies and Gentlemen:
We are submitting this letter on behalf of Remitly Global, Inc. (the “Company”) in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter dated August 4, 2021 (the “Letter”), regarding the Company’s Amendment No. 1 of the Draft Registration Statement on Form S-1 (CIK No. 0001782170) confidentially submitted to the Commission on July 21, 2021 (the “Draft Registration Statement”). Concurrently herewith, we are transmitting Registration Statement on Form S-1 (the “Registration Statement”). The numbered paragraphs below correspond to the numbered comments in the Letter and the Staff’s comments are presented in bold italics.
We Benefit from a Powerful Flywheel, page 7
1.    We note your response to our prior comment 4 and reissue. In an appropriate place in your registration statement, disclose the underlying calculations that support your five-year LTV/CAC ratio of over 5x or, alternatively, please delete all references to the ratio.
In response to the Staff’s comment, the Company has revised its disclosure on page iii of the Registration Statement. We respectfully note to the Staff that the Company is disclosing the five-year

United States Securities and Exchange Commission
Division of Corporation Finance
August 30, 2021

LTV/CAC ratio for the customers acquired during the year ended December 31, 2019 as well as the underlying amounts for LTV and CAC. The five-year LTV/CAC ratio calculated for the customers acquired during the year ended December 31, 2020 is higher than that for December 31, 2019; however, the Company views the data for the year ended December 31, 2020 as an outlier due to several factors, including unusually low customer acquisition costs due to the impact of the COVID-19 pandemic.
We transfer large sums of customer funds daily, page 24
2.    We note your response to our prior comment 7 and reissue in part. We note your disclosure that you have experienced transaction losses of 0.11% and 0.14% of total send volume in connection with such errors, fraud, and misconduct in 2019 and 2020, respectively. Please revise to more directly tie these transaction losses to your financial statements and quantify the respective amounts as included within such financial statements.
In response to the Staff’s comment, the Company has revised its disclosure on page 26 of the Registration Statement to include the dollar value of our transaction losses incurred in the year ended December 31, 2019 and December 31, 2020, and for the six months ended June 30, 2021, which agree to the ‘losses incurred, net of recoveries,’ as disclosed within the Reserve for Transaction Losses in Footnote 2 within the Notes to our Consolidated Financial Statements.
A substantial amount of our revenue is derived from remittances to India, the Philippines and Mexico, page 45
3.    We note your response to our prior comment 9 and reissue in part. We note your disclosure that your revenue has been substantially derived from remittances to India, the Philippines and Mexico and that remittances sent to these three countries represented approximately 75% of your revenue and send volume in the year ended December 31, 2020. We also note that the remittance percentage to these three countries have been aggregated. With a review to revised disclosure, please advise if one geographic location represents a material portion of the 75% remittance percentage.
We respectfully advise the Staff that none of India, the Philippines and Mexico represented a material portion of the combined revenue and send volume in the year ended December 31, 2020. Accordingly, we believe presenting an aggregate revenue and send volume percentage for these three countries is a more meaningful metric for investors than presenting them separately.
Principal Stockholders, page 156
4.    We note your response to our prior comment 14 and reissue. Please refer to footnote (10). Please revise to disclose the natural person or persons who have voting or investment power

United States Securities and Exchange Commission
Division of Corporation Finance
August 30, 2021

with respect to the common stock listed in the table. In this regard, please name the members of the management committee.
In response to the Staff’s comment, the Company has revised its disclosure on page 168 of the Registration Statement.
Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies
Disbursement Prefunding, page F-11
5.    We note your response and related revision to comment 17. Please tell us how you determined that disbursement prefunding amounts should be recognized as an asset if you do not have legal title to and ownership of such prefunded amounts.
We respectfully advise the Staff that we have determined that the amounts that we have previously transferred to our disbursement partners should be recognized as an asset in our financial statements, because such amounts represent a probable future economic benefit obtained and controlled, as a result of past transactions or events. In making this assessment, we considered the following factors:
•Contractual rights: We have a contractual and legal right to request the execution of any movement of funds by providing instructions to our disbursement partners. In essence this contractual right is no different than a receivable from our disbursement partner that is required to be paid when we provide specific instructions to our disbursement partners to request the movement/disbursement of such prefunded balances.
•Control: As noted in our prior response letter, while such amounts held by our disbursement partners does not constitute cash or cash equivalents of the Company, we do have a contractual right to control the amounts, by providing specific instructions to our disbursement partners to move the funds.
•Significant risk and rewards of ownership: We have significant risks and rewards of ownership, in that we have exposure to credit risk, including risk of loss if the disbursement partner, for any reason, does not disburse the funds in accordance with our instructions.
To provide further transparency to users of our financial statements, and in response to the Staff’s comment, we have also updated our policy in Footnote 2 in the Notes to our Consolidated Financial Statements included in the Registration Statement. The following changes are marked as compared to the disclosure in the Draft Registration Statement.
“The Company holds its cash and cash equivalents with financial institutions throughout the world, which management assesses to be of high credit quality. The Company considers all highly liquid investments with original maturities of three months or less at the time of purchase to be

United States Securities and Exchange Commission
Division of Corporation Finance
August 30, 2021

cash equivalents, so long as the Company has legal title to ~~, or ownership of,~~ such amounts held in these accounts. Amounts that are held in accounts for which the Company does not have legal title to ~~or ownership of~~ are recorded separately in our consolidated balance sheets, typically as disbursement prefunding balances. Cash and cash equivalents consist of cash on hand and various deposit accounts.”

Customer Support and Operations, page F-15
6.    We note your response to comment 18. Please revise the filing to disclose the detailed description of activities/duties performed by your customer service teams that was included in your response.
As a response to the Staff’s comment, we have updated our accounting policy in Footnote 2 of the Notes to our Consolidated Financial Statements, as follows and have made corresponding changes within Management’s Discussion and Analysis. The underlined changes are marked as compared to the disclosure in the Draft Registration Statement, within Footnote 2 of the Notes to our Consolidated Financial Statements:
Customer support and operations expenses consist primarily of personnel-related expenses associated with the Company’s customer support and operations organization, including salaries, benefits, and stock-based compensation, as well as third-party costs for customer support services, and travel and related office expenses. This includes the Company’s customer service teams which directly support the Company’s customers, consisting of online support and call centers, and other costs incurred to support the Company’s customers, including related telephony costs to support these teams, and investments in tools to effectively service the Company’s customers, as well as increased customer self-service capabilities. Customer support and operations expenses also include corporate communication costs and professional services fees.

General and Administrative, page F-15
7.    We note your response and related revisions to comment 19, and we reissue our comment in part. Please tell us why you do not appear to allocate any depreciation and/or amortization expenses to transaction expenses, customer support and operations, and/or technology and development expenses, when presumably some of the underlying assets are used in these respective functions.
We respectfully advise the Staff that we believe the current presentation of depreciation and amortization is appropriate based on the way we manage our business, including how we measure performance and allocate resources. In addition, we do not consider depreciation and amortization a material direct operating expenditure for our business, in that depreciation and amortization represents less than 2% of our total costs and expenses in any given period. We also note that many

United States Securities and Exchange Commission
Division of Corporation Finance
August 30, 2021

financial statement users do not consider depreciation and amortization when assessing the Company’s performance, due to its non-cash nature, as well as the nature of our business which does not require a significant amount of capital expenditures to support our operations. Because of this, if we were to aggregate depreciation and amortization with other direct operating expenses, we believe it could potentially reduce the transparency and usefulness of the Company’s financial statements for financial statement users.
Under our existing presentation, depreciation and amortization is a separately labeled line item within our operating expenses, allowing financial statement users to clearly understand its nature and evaluate it accordingly. We also note that our current presentation does not contradict the guidance of SAB Topic 11.B, as we do not report a figure for income before depreciation and amortization, and we have included a footnote that depreciation and amortization is not included, in accordance with SAB Topic 11.B.
We believe the current presentation in the Company’s financial statements appropriately reflects the underlying nature of depreciation and amortization and enables financial statement users to determine the true operational results of the business.
Technology and Development, page F-15
8.    We note your response and related revisions to comment 18. Please address the following:
•Whether research and development costs, as defined in ASC 730-10-55-1, are quantitatively material, and if so, why research and development costs are not material from a qualitative perspective given that true research and development costs have some future benefit not characteristic of a typical expense; and
•Whether you are able to reasonably identify or estimate research and development costs. If you are unable to identify or estimate research and development costs, please explain in detail the reasons for your inability.
In response to the Staff’s comment, we have performed a historical and current assessment of our research and development expenses, using the guidance in ASC 730-10-15-3, as well as the activities described by ASC 730-10-55-1 and 2. From our analysis, we note that we were able to reasonably estimate our research and development expenses during the years ended December 31, 2019 and 2020, and during the six months ended June 30, 2021 and 2020, and have determined that research and development expenses are not quantitatively or qualitatively material to our financial statements.
In performing a quantitative analysis, we respectfully advise the Staff that the majority of our technology and development expenses were related to investments to our core remittance platform, which launched over ten years ago. The engineering teams that support our core remittance platform are largely focused on enhancing our customers’ experience and include many ongoing activities at one time, as part of our agile project management approach to innovation and investment in our platform. More specifically, these teams are structured in a way that supports simultaneous ongoing efforts to

United States Securities and Exchange Commission
Division of Corporation Finance
August 30, 2021

refine, enrich, and improve upon the qualities of our platform, as well as adapting our existing capabilities to enhance the customer experience and evolving customer needs, such as providing additional payment features and pick up locations. These activities also include periodic and routine efforts to improve our platform, as well as maintenance, troubleshooting, bug fixes, and training, which are implemented using two-week sprints that encompass 100+ backlog items across our 40 teams, with a focus on continuous iterations and enhancements. These activities do not represent research and development activities, and are instead in line with the activities described in ASC 730-10-55-2.
We note that the remaining technology and development expenses incurred have related to the development of new products, which have been limited, such as Passbook, launched at the beginning of February 2020. The activities completed by the engineering teams who support these new products include a subset of activities that constitute research and development activities, consistent with those described in ASC 730-10-55-1. These activities included research aimed at the discovery of new knowledge, searching for applications of new research findings, modification of the formulation/design of our existing core platform, and engineering activity required to advance the design of a new product. In evaluating the time spent on those activities, we note that these expenses were not material. As noted above, the investment made in our core remittance platform encompassed the vast majority of our technology and development expenses in 2019 - 2021. In totality, the estimated amount of research and development costs for these new products were not material to our financial statements for any period presented in the Registration Statement. In making this determination, we assessed the total of the research and development costs we were able to reasonably estimate, compared to relevant GAAP income and expense figures, including “total costs and expenses” and “loss before income taxes.” We also compared these totals to our primary non-GAAP measure, adjusted EBITDA, which is the primary non-GAAP measure used by management and our investors to assess performance. In all instances, research and development expenses were less than 5% of any of the aforementioned totals in any historical or interim period.
In addition, we performed an analysis and concluded that research and development costs are also not qualitatively material to our financial statements. In performing a qualitative analysis, we note that over the past three years, we have not received any questions from investors about research and development expenses. These investor meetings have included two private financing rounds, as well as 20 investor meetings in recent months. However, our investors do ask questions about technology and development and innovation more broadly, specifically about product differentiation. We believe that the questions asked by our investors in regard to broad innovation and technology and development support our assessment that research and development expenses, as defined by ASC 730, are not qualitatively material to our financial statements. We believe that our technology and development expenses are a more relevant and meaningful metric for our investors, as they represent our efforts to continuously iterate and enhance our existing platform and develop new offerings, as well as efforts to improve our customer experience, and expand the capabilities of our core remittance platform and related systems. This is consistent with how we manage our business, and the metrics by which management assesses performance, which is also based on total technology and development expenses, and does not bifurcate between that broad innovation and a more narrow view of research and development expenses. We note that we discuss our total technology and development expenses,

United States Securities and Exchange Commission
Division of Corporation Finance
August 30, 2021

including the details of their components, in both Footnote 2 of our Financial Statements, as well as in detail within Management’s Discussion and Analysis within the Registration Statement, along with material trends related to technology and development expenses for each period included. In addition, to provide financial statement users with additional transparency related to our expectations regarding future technology and development expenditure trends, we have added the following discussion within Management’s Discussion and Analysis on page 82 within the Draft Registration Statement:
“We believe delivering new functionality is critical to attract new customers and expand our relationship with existing customers. We expect to continue to make investments to expand our solutions in order to enhance our customers’ experience and satisfaction, and to attract new customers. We expect our technology and development expenses to increase in absolute dollars, but they may fluctuate as a percentage of total revenue from period to period as we expand our technology and development team to develop new solutions and enhancements to existing solutions.”
In addition, we respectfully advise the Staff that we will continue to monitor our research and development activities and assess whether such costs become qualitatively or quantitatively material to our financial statements in future periods.
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Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (206) 389-4559.

CC:	Matthew Oppenheimer	Sincerely,
Saema Somalya
	Remitly Global, Inc.	/s/ Katherine K. Duncan
Katherine K. Duncan
	Aman Singh Angela Park	Partner FENWICK & WEST LLP
Fenwick & West LLP